                                                   ---------------------------
                                                           OMB APPROVAL
                                                   ---------------------------
                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:   October 31, 1994
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per response....14.90
                                                   ---------------------------


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     3     )*
                                         ----------

                          Seafield Capital Corporation
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 811905-10-8
                      ------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/92)                Page 1 of 8 pages

- -------------------------                           -------------------------
 CUSIP NO.  811905-10-8               13G            Page  2   of  8   Pages
           -------------                                  ----    ----
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       Boatmen's Bancshares, Inc.
                       43-0672260
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /

- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION
                       Missouri Corporation

- -----------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF                       199,878 shares
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH                         249,863 shares
   REPORTING    -------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                                        0 shares
                -------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                                  432,041 shares
- -----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  473,741 shares
- -----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      7.0%
- -----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

                                       HC
- -----------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 8 pages

- -------------------------                           -------------------------
 CUSIP NO.  811905-10-8               13G            Page  3   of  8   Pages
           -------------                                  ----    ----
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       Boatmen's First National Bank of Kansas City
                       44-0247140
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /

- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

                       Missouri Corporation
- -----------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF                       157,276 shares
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH                         246,463 shares
   REPORTING    -------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                                  133,876 shares
                -------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                                  270,463 shares
- -----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  427,739 shares
- -----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      6.4%
- -----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

                                       BK
- -----------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 8 pages

                         INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

 (1) Names and Social Security Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G," below).

 (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

 (3) The third row is for SEC internal use; please leave blank.

 (4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

 (5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

             Category                                      Symbol
          Broker Dealer                                      BD
          Bank                                               BK
          Insurance Company                                  IC
          Investment Company                                 IV
          Investment Adviser                                 IA
          Employee Benefit Plan, Pension Fund,
             or Endowment Fund                               EP
          Parent Holding Company                             HC
          Corporation                                        CO
          Partnership                                        PN
          Individual                                         IN
          Other                                              OO

Notes:
   Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
   Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
   Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).


              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

   Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit information required to be supplied by this schedule by certain security holders of certain issuers.
   Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

                               Page 4 of 8 pages

   Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
   Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f)(15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.


ITEM 1.
   (a) Name of Issuer                         Seafield Capital Corporation

   (b) Address of Issuer's Principal Executive Offices     P.O. Box 419458
                                                           Kansas City, MO 64141

ITEM 2.
   (a) Name of Person Filing                  Boatmen's Bancshares, Inc.

   (b) Address of Principal Business Office or, if none, Residence
                                                           One Boatmen's Plaza
                                                           St. Louis, MO  63101
   (c) Citizenship          Missouri Corporation

   (d) Title of Class of Securities
                                         Common Stock
   (e) CUSIP Number                      811905-10-8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
   (a) / /Broker or Dealer registered under Section 15 of the Act

   (b) / /Bank as defined in section 3(a)(6) of the Act

   (c) / /Insurance Company as defined in section 3(a)(19) of the act

   (d) / /Investment Company registered under section 8 of the Investment Company Act

   (e) / /Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

   (f) / /Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

   (g) /X/Parent Holding Company, in accordance with section
       240.13d-1(b)(ii)(G) (Note: See Item 7)

   (h) / /Group, in accordance with section 240.13d-1(b)(1)(ii)(H)


ITEM 4. OWNERSHIP
   If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

   (a) Amount Beneficially Owned

   (b) Percent of Class


                               Page 5 of 8 pages

   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote
        (ii) shared power to vote or to direct the vote
       (iii) sole power to dispose or to direct the disposition of
        (iv) shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Instruction: Dissolution of a group requires a response to this item.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
   If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
   If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP
   Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


ITEM 10. CERTIFICATION
   The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. I also certify that a
Power of Attorney is on file with                   January 28, 1994
the S.E.C. authorizing me to sign on      ------------------------------------
behalf of the subsidiaries of                             Date
Boatmen's Bancshares, Inc.
                                                 John Peters MacCarthy
                                          ------------------------------------
                                                        Signature

                                          John Peters MacCarthy, Vice Chairman
                                          ------------------------------------
                                                       Name/Title



                               Page 6 of 8 pages

   The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)







                               Page 7 of 8 pages

CUSIP NO. 811905-10-8



                           EXHIBIT A TO ITEM 7
                           -------------------

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

   Bank subsidiaries (as defined in Section 3(a)(6) of the Securities Exchange Act of 1934):

   Boatmen's Trust Company, 43-0497480
              46,002 shares beneficially held

   Boatmen's First National Bank of Kansas City, 44-0247140
             427,739 shares beneficially held

   Boatmen's National Bank of Springfield, 44-0469920
                   0 shares beneficially held

   Boatmen's First National Bank of Oklahoma, 73-1280339
                   0 shares beneficially held

   Sunwest Bank of Albuquerque, 85-0019088
                   0 shares beneficially held

   Other Boatmen's Banks
                   0 shares beneficially held



                           Page 8 of 8 pages